UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58561/September 17, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13100

| | |
|---|---|
| In the Matter of | : |
| | : |
| THE NATIONAL CAPITAL | : |
|   COMPANIES, INC., NATIONAL | :   ORDER MAKING FINDINGS AND |
| ENVIRONMENTAL CONTROLS, INC., | :   REVOKING REGISTRATIONS BY |
| NATIONAL REAL ESTATE LIMITED | :   DEFAULT |
|   PARTNERSHIP INCOME PROPERTIES, | : |
| NATIONAL REAL ESTATE LIMITED | : |
|   PARTNERSHIP INCOME PROPERTIES II, | : |
| NAVARONE, INC., | : |
| NBG RADIO NETWORK, INC., and | : |
| NET-MATRIX LIMITED | : |

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on July 25, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement have provided evidence that the Commission delivered or attempted to deliver the OIP to each Respondent in a manner that complies with Rule 141 of the Commission's Rules of Practice no later than July 31, 2008. The time for filing Answers to the OIP has expired and no Answers have been received.

By Order dated August 14, 2008, I directed each Respondent to show cause why it should not be held in default and why the registration of its registered securities should not be revoked. No responses to the Order to Show Cause have been filed and the time for filing has expired. Accordingly, all seven Respondents are in default. See Rules 155(a)(2) and 220(f) of the Commission's Rules of Practice. As authorized by Rule of Practice 155(a), the following allegations of the OIP are deemed true.

The National Capital Companies, Inc. (CIK No. 1086461) (National Capital), is a revoked Nevada corporation located in Irvine, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). National Capital is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2000, which reported a net loss of $976,000 for the prior nine months. As of July 22, 2008, the company's common stock (symbol "NATC") was traded on the over-the-counter markets.

National Environmental Controls, Inc. (CIK No. 70083) (National Environmental), is a void Delaware corporation located in Metairie, Louisiana, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). National Environmental is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended November 30, 1992. The company's Form 10-K for the period ended August 31, 1992, reported no revenues and a net loss of $843,208 for that fiscal year. As of July 22, 2008, the company's common stock (symbol "NECT") was traded on the over-the-counter markets.

National Real Estate Limited Partnership Income Properties (CIK No. 759857) (National Real Estate) is a cancelled Wisconsin limited partnership located in Pewaukee, Wisconsin, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). National Real Estate is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2002, which reported a net loss of $3,183 for the prior six months.

National Real Estate Limited Partnership Income Properties II (CIK No. 795306) (National Real Estate II) is a cancelled Wisconsin limited partnership located in Pewaukee, Wisconsin, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). National Real Estate II is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2002, which reported a net loss of $38,228 for the prior six months.

Navarone, Inc. (CIK No. 1074958) (Navarone), is a permanently revoked Nevada corporation located in Broken Bow, Oklahoma, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Navarone is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2001, which reported a net loss of $49,808 since inception in 1997.

NBG Radio Network, Inc. (CIK No. 1059366) (NBG), is a defaulted Nevada corporation located in Portland, Oregon, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). NBG is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended August 31, 2002, which reported a net loss of $3.9 million for the prior nine months. As of July 22, 2008, the company's common stock (symbol "NSBD") was traded on the over-the-counter market.

Net-Matrix Limited (CIK No. 1096988) (Net-Matrix) is a British Virgin Islands corporation located in Hong Kong with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Net-Matrix is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended September 30, 2000, which reported a net loss of $28,339 since its incorporation on September 15, 1999.

All of the Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of The National Capital Companies, Inc., National Environmental Controls, Inc., National Real Estate Limited Partnership Income Properties, National Real Estate Limited Partnership Income Properties II, Navarone, Inc., NBG Radio Network, Inc., and Net-Matrix Limited are revoked.

_____
James T. Kelly
Administrative Law Judge